Press Release

HEAD N.V. Announces approval of all resolutions proposed at the Annual General Meeting.

Amsterdam – 31st May 2007 – Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces the approval by shareholders of all resolutions proposed at the Annual General Meeting.

The Annual General Meeting of Shareholders of Head N.V. was held on Wednesday 30th May 2007 in the Netherlands. Head NV is pleased to announce that all the proposed resolutions were approved by the shareholders, including the resolution to amend the Articles of Association to decrease the nominal value of the shares from Euro 0.20 to Euro 0.01.

As a consequence of the adoption of the resolutions, Head N.V intends to make a payment of Euro 0.19 per share to its shareholders, with an expected date of payment of the beginning of September. This payment is subject to Dutch Ministry and Dutch District Court approval, and based on no objections from our creditors.

Details concerning the record date, the payment date and the procedure will be published after the approval of the Dutch authorities.

It was also announced that Secretary William S. Cohen has resigned from the Supervisory Board of Head N.V. He was thanked for his very valuable contribution to the company during his six years of service. He will be greatly missed on our Supervisory Board. Head wishes Secretary Cohen all the best in his future endeavours.

About Head

HEAD NV is a leading global manufacturer and marketer of premium sports equipment.

HEAD NV’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash and racquetball racquets, tennis balls, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Andre Agassi, Bode Miller, Amelie Mauresmo, Andrew Murray, Marat Safin, Swetlana Kusnezowa, Didier Cuche, Marco Büchel, Patrick Staudacher, Maria Riesch and Sarka Zahbrovska .

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940